VIA EDGAR

August 31, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Armor Defense Systems, Inc. Registration Statement on Form S-4 Filed August 23, 2012 File No. 333-183503

Dear Sir or Madam:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Armor Defense Systems, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4, Registration No. 333-183503 (together with all exhibits and amendments thereto, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the tender offer related to the offering of its common stock pursuant thereto. The Registration Statement has not been declared effective by the Commission, and no securities have been sold in connection with this offering. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

ARMOR DEFENSE SYSTEMS, INC.

/s/ A. Christopher Johnson
Name: A. Christopher Johnson
Title: Chief Executive Officer